UNITED  STATES
     SECURITIES  AND  EXCHANGE  COMMISSION
     Washington,  D.C.  20549

     SCHEDULE  13D

     Under  the  Securities  Exchange  Act  of  1934
     (Amendment  No.  #__)

     Trikon  Technologies,  Inc.
          (Name  of  Issuer)

     Common  Shares,  No  Par  Value
     (Title  of  Class  of  Securities)

       896187101
          (CUSIP  Number)

          Dawson-Samberg Capital Management, Inc., 354 Pequot Ave.
          Southport, CT  06490  Attn: Amiel M. Peretz 203/254-0091
                             (Name,  Address  and  Telephone  Number of Person
                                  Authorized  to  Receive  Notices  and
Communications)

     June  10,  1998
          (Date  of  Event  which  Requires
     Filing  of  this  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with this statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
 (See  Rule  13d-7.)

NOTE:    Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  NO.  896187101                    PAGE  6  OF  4

6


1          Name  of  Reporting  Person DAWSON-SAMBERG CAPITAL MANAGEMENT, INC.

     IRS  Identification  No.  of  Above  Person  06-1033494
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)

      (b)
3          SEC  USE  ONLY

4          Source  of  Funds  00

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7     Sole Voting Power
                             10,122,509

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power    0

     9     Sole Dispositive Power
                           10,122,509

     10          Shared  Dispositive  Power    0

11     Aggregate Amount Beneficially Owned by Each Reporting Person
                                           10,122,509

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  10.8%

14          Type  of  Reporting  Person  IA

ITEM  1.    SECURITY  AND  ISSUER

     This Statement relates to the Common Stock, no par value (the "Shares"), of Trikon Technologies, Inc. ("Trikon" or the "Company"), a California corporation. The Company's principal executive office is located at 9255 Deering Avenue, Chatsworth, CA 91311.

ITEM  2.    IDENTITY  AND  BACKGROUND

          This statement is being filed on behalf of Dawson-Samberg Capital Management, Inc. (the "Reporting Person"), a Connecticut corporation. The principal business of the Reporting Person, an investment adviser registered under the Investment Advisers Act of 1940, is to act as investment adviser to certain managed accounts. The executive officers of the Reporting Person are Messrs. Jonathan T. Dawson, Arthur J. Samberg, Daniel C. Benton and Amiel M. Peretz, the directors of the Reporting Person are Messrs. Dawson, Samberg and Benton and Ms. Sheila Clancy, and the controlling shareholders are Messrs.
Dawson and Samberg (collectively, the "Executive Officers, Directors and Controlling Persons"). The business address of the Reporting Person and the Executive Officers, Directors and Controlling Persons is 354 Pequot Avenue, Southport, CT 06490.

     Neither of the Reporting Person nor the Executive Officers, Directors and Controlling Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Neither of the Reporting Person nor the Executive Officers, Directors and Controlling Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Each of the Executive Officers, Directors and the Controlling Persons are citizens of the United States.

ITEM  3.    SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

     As of the date hereof, under rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, the Reporting Person is deemed to beneficially own in the aggregate 10,122,509 Shares held by accounts for which it exercises investment discretion (the "Accounts").

     Pursuant to a Note Exchange Offer (the "Exchange Offer"), the Accounts exchanged $4,000,000 principal amount of the Company's 7.125% Convertible Subordinated Notes due October 15, 2001 (the "Notes") for 1,104,018 Shares,
139,130 shares of the Company's Series "H" Preferred Stock (the "Series H Preferred") and 1,425.752 of the Company's Series "I" Preferred Stock (the "Series I Preferred"). The Accounts also exchanged 1,481,481 shares of Series "G" Preferred Stock (the "Series G Preferred") for 3,148,295 Shares and 3,999.99 shares of the Company's Series I Preferred. In addition, the
Accounts  exchanged  444,445  Series  "G"  Warrants  (the  "Warrants")  for an
additional 444,445 Shares. The Series I Preferred is convertible into 5,425,751 Shares within the next sixty days and the Series H Preferred is convertible into 198,747 Shares if and when the closing price of the Shares on a U.S. national securities exchange or on an established automated over-the-counter trading market is at a price in excess of $7.00 for a period
of  30  consecutive  trading  days.    Therefore,  the  beneficial  ownership
calculations for the Reporting Person include the conversion of the Series I Preferred but not the conversion of the Series H Preferred. The Accounts acquired the Notes, the Series G Preferred and the Warrants during the normal course of business as reported on the Reporting Person's Schedule 13G, filed on February 4, 1998. The filing of this Schedule 13D is due to the election of an affiliate of the Reporting Person as a Director of the Company.

     The funds for the purchase of Shares held by the Accounts were obtained from the contributions of their various partners/shareholders. Such funds may also include the proceeds of margin loans entered into in the ordinary course of business with Morgan Stanley & Company, Inc.

ITEM  4.    PURPOSE  OF  TRANSACTION

     The acquisition of the Shares described herein was made in the ordinary course of the Reporting Person's investment activities. The Reporting Person reserves the right to purchase additional Shares or to dispose of the Shares in the open market or in privately negotiated transactions or in any other lawful manner in the future. An affiliate of the Reporting Person currently serves on the Board of Directors of the Company and the Reporting Person reserves the right to take whatever further action with respect to the Accounts' holdings in the Company as the Reporting Person deems to be in the best interest of such Accounts.


ITEM  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER

     As of the date hereof, the Reporting Person beneficially owns in the aggregate 10,122,509 Shares. These Shares represent approximately 10.8% of the 93,852,354 Shares that the Reporting Person believes would be outstanding if the Series I Preferred were converted into Shares. The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of all of the Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            None

ITEM  7.    MATERIAL  TO  BE  FILED  AS  EXHIBITS

     None



     After a reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

June  19,  1998


Dawson-Samberg  Capital  Management,  Inc.


By:_/s/  Amiel    M.  Peretz
      Amiel  M.  Peretz,  Chief  Financial  Officer